COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

04030969

File Number: 82.2994

10 June 2004

RECEIVED JUN 28 2004 SEC/MAIL WASH. D.C.

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

COCA-COLA AMATIL OPENS AUTOMATED MATERIALS HANDLING FACILITY IN VICTORIA

Sydney, 10 June 2004: Coca-Cola Amatil (CCA) advises that Mr John Thwaites, Victoria's Acting Premier, will officially open its new automated materials handling facility at Mentone, Victoria on Friday, 11 June 2004.

The "state-of-the-art" Mentone facility was built at a cost of approximately $30 million and the facility once fully operational is expected to generate annual savings of approximately $7 million. Mr Terry Davis, CCA's Managing Director, in commenting on the new facility said, "Mentone represents the next stage in CCA's focus on materially improving the level of service to our customers, as well as delivering on our commitment to reduce distribution costs."

"Subject to being able to procure satisfactory sites and operational outcomes, the roll out of this technology to other key locations will generate a step change in CCA's distribution capabilities by improving delivery accuracy to customers, materially reducing the turnaround time for transport and deliver sizeable cost savings," he added.

At the opening, CCA will also provide an update on the first five months trading (presentation slides attached). First half 2004 volume, which includes four additional selling days versus first half 2003, is expected to grow by at least 8% due to:

- **Australia** – continuation of the excellent volume momentum generated in 2003;
- **Oceania** – all markets are delivering solid results;
- **South Korea** – second quarter trading not as strong as the first quarter; and
- **Indonesia** –progressive improvement in trading through out the period.

Notwithstanding some general pricing pressure and the negative currency impact from the South Korean and Indonesian translated earnings, CCA now expects that growth in first half 2004 net profit, versus the prior comparable period, to be at the mid to upper end of its 10% to 15% target. CCA continues to believe that 10% to 15% net profit growth remains achievable for the full year 2004.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Peter Steel (Analysts)	+61 2 9259 6553
Alec Wagstaff (Media)	+61 2 9259 6571

Coca-Cola Amatil

Opening of Mentone Automated Warehouse

June 2004

A leading beverage for every occasion

COCA-COLA AMATIL

Automated Materials Handling - next level for Customer Service Improvement & Cost Savings

Mentone operating as expected

- Cost of approx. $30 million
- Annualised savings of approx. $7 million, commencing H2'04
- Halved turnaround time for trucks from 30 minutes to approx. 15 minutes
- Increased pick accuracy of customers orders from 96% to 99.5%

Roll out being assessed for Auckland and Sydney

CCA Remains Committed to Normal Capex at 5% to 6% of Revenue



10.0%
5.0%
0.0%
Target range - 5% to 6%
1999
2000
2001
2002
2003
2004 Fct
Infrastructure
Marketing Equip
Other

Strong First Five Months Performance in 2004

CCA Group
Strong Trading Recorded

Australia	excellent volume momentum has continued from 2003
Oceania	solid result in all markets
South Korea	second quarter trading not as strong as first quarter
Indonesia	progressive trading improvement over period

Australia - Outstanding Momentum



Key Strategies - product

- Product Innovation -"Recharge" by "Sprite"
- Water - Mt Franklin Lightly Sparkling

Key Strategies - market

- Outlet Refurbishment
  - Local marketing captures consumers attention
  - Greater investment in revenue generating assets (on track for 15,000 new cooler placements in 2004)
  - HORECA strategy (new coolers, new outlets & new SKU's) targeting 15% 3yr CAGR in revenue
- New outlet expansion



South Korea - Improving the Fundamentals

- Consumer confidence variable and no sustained recovery in consumer spending


110
100
90
Optimistic
Pessimistic
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04

Data source : Korea National Statistical Office

- Further strengthened CCA's senior management
- Addressing Coke brand health and low daily drinker base with redeployment of marketing spend
- Greater package differentiation between channels
- Improvement in hypermarket retail pricing and price war now eased

Indonesia - Starting to see some Improvement

Progressive volume improvement in first five months of 2004

- Low consumer confidence but some stabilisation of economic indicators (eg. interest rates & inflation)
- Balancing price increases and volume growth to improve returns
- Developing soft drink culture through:
  - CSDs with food
  - In-home consumption
- Frestea a success - 10% share in 18 mths against entrenched competitor
- Lightweight Bottle trial - pilot in Bali since April 04 and positive response from customers and consumers

2004 Half Year Outlook

Net profit growth now expected at mid to upper end of 10% to 15% target:

- Volume growth of approx. 8% (note: includes 4 days additional trading versus H1'03)
- Some general pricing pressure in Australia and South Korea
- Negative currency impact on South Korean and Indonesian translated earnings

2004 Full Year Outlook

No change to annual targets:

- 10% to 15% net profit growth
- 12% to 15% EPS growth
- 1pt to 1.5pts ROCE growth

Confident that 10% to 15% net profit growth achievable in 2004

The material in this presentation is general background information about Coca-Cola Amatil and is current at the date of the presentation. It is information given in summary form and does not purport to be complete.

This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. It does not amount to advice or any recommendation in relation to Coca-Cola Amatil shares.

For further information visit

www.ccamatil.com

or contact

Peter Steel

Investor Relations Manager

+612 9259 6553 (Ph) +612 9259 6614 (fax) peter.steel@anz.ccamatil.com